UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of January 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

VEOLIA ENVIRONMENTAL SERVICES SELECTED BY LEEDS FOR A WASTE MANAGEMENT CONTRACT

Paris, January 23, 2012 – Veolia Environmental Services, through its subsidiary Veolia Environmental Services (UK) Plc1, a leading UK recycling and waste management company, has been selected as the preferred bidder by Leeds City Council for a Private Finance Initiative (PFI) contract for the treatment and disposal of residual waste. The contract will be signed for a period of 25 years.

The proposal submitted by Veolia Environmental Services includes the construction in East Leeds Cross Green Industrial Area of an advanced waste recycling and energy recovery facility that will contribute to the local economy with the creation of 300 jobs during construction and 45 permanent positions.

The mechanical pretreatment will extract and recycle at the front-end of the plant around 10% of the 183,000 metric tons of residual waste delivered to the site. This will include recyclable non-ferrous and ferrous metals, plastics, mixed paper and cardboard providing a beneficial boost to the city’s recycling rates.

The energy recovery facility will generate around 11.6 MW of electricity for the national electricity network, sufficient to power 20,000 homes from the remaining residual waste. Working with Leeds City Council, it is also proposed to explore the development of a cogeneration plant with the potential to supply heat to local users.

Close to excellent transport links, this facility and its eye-catching design will blend with its surrounding environment, especially its living green wall, landscaping and planting designed to enhance the surrounding area.

An extensive consultation and community engagement process will be undertaken ahead of the planning application submission in the first half of 2012. It is intended to start construction in summer 2013; the recycling and energy recovery facility is scheduled to become fully operational in spring 2016.

Jérôme Le Conte, Chief Executive Officer of Veolia Environmental Services said, “This landmark facility reflects our strategic commitment to the UK market and our sustainable development approach that encourages the creation of new waste facilities combining recycling and energy recovery along with innovative green design. We are also committed to supporting a wide range of community initiatives and a visitor centre has been specifically designed to allow members of the public to see for themselves how the facility works.”

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1    The contract will be made with Veolia ES Aurora Ltd which is a subsidiary of Veolia Environmental Services (UK) Plc that delivers its PFI/PPP contracts.

Veolia Environmental Services

Veolia Environmental Services is the global benchmark for waste management and resource recovery, and the only operator across all segments of the waste management business (solid, liquid, non-hazardous and hazardous waste). The company contributes to a better environment by providing its municipal and industrial clients with innovative, efficient waste management services that span waste collection, pipe system management, and waste treatment, recovery and recycling solutions. Veolia Environmental Services generated 2010 revenue of 9.3 billion euros. www.veolia-environmentalservices.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts
Marie-Claire Camus Tel: +33 (0) 1 71 75 06 08 marie-claire.camus@veolia.com	Stéphane Galfré Tel : +33 (0) 1 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 23, 2012

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General